Exhibit 99.1

NEWS RELEASE OTCQB: CPPXF

CONTINENTAL REPORTS ON BENGARA-II CONTRACT BID

Jakarta, Indonesia - December 23, 2013 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging international energy investment company, today announced that its Indonesian production sharing contract (PSC) bid group was one of seven unsuccessful bidders for the Bengara-II Block.

Indonesian oil and gas regulator, MIGAS, announced the results of the February 2013 bid round in Jakarta late last week. The winning bidder for the Bengara-II Block is PT Tansri Madjid Energi, an Indonesian coal mining company. The winning bid consisted of a firm work obligation of minimum value totalling US$ 51,750,000 to be carried out during the first three PSC contract years plus a signature bonus of US$ 2,500,000. The winning work commitment includes the drilling of 5 exploratory wells, acquisition of 500 line kilometers of 2D seismic data, and acquisition of 200 square kilometers of 3D seismic data.

The Company's CEO, Richard L. McAdoo, said of the announcement, "We submitted a competitive bid with a strong and experienced local oil and gas industry partner, but lost to a more aggressive bid. However, we are hopeful that a farm-in opportunity will arise in the future, as we believe our extensive experience and technical knowledge of the Bengara-II Block would make a strong contribution to insuring exploration success."

On behalf of the Company,
Robert V. Rudman, C.A.
Chief Financial Officer

Source:	Continental Energy Corporation
Media Contacts:	Robert Rudman, CFO, +1-561-779-9202, rrudman@continentalenergy.com
Further Info:	www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements -Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed the Company with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.